SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                            AKAMAI TECHNOLOGIES, INC.
                            _________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     _______________________________________
                         (Title of Class of Securities)

                                   00971T101
                                 _______________
                                 (CUSIP Number)

                             Edward D. Sopher, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 14

                                                              Page 2 of 19 Pages

                                  SCHEDULE 13D

CUSIP No. 00971T101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BAKER COMMUNICATIONS FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 7,818,471
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   7,818,471
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,818,471

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    8.38%

14       Type of Reporting Person*

                  PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 19 Pages

                                  SCHEDULE 13D

CUSIP No. 00971T101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BAKER CAPITAL PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  7,818,471
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            7,818,471

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,818,471

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                 [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    8.38%

14       Type of Reporting Person*

                  00; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 19 Pages

                                  SCHEDULE 13D

CUSIP No. 00971T101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  EDWARD W. SCOTT

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  7,818,471
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            7,818,471

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,818,471

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    8.38%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 19 Pages

                  This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Akamai Technologies, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares of the Issuer, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 201 Broadway, Cambridge MA 02139.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Baker Communications Fund, L.P. ("Baker Fund");

         ii)      Baker Capital Partners, LLC ("Baker Partners");

         iii)     Mr. Edward W. Scott ("Mr. Scott").


                  This Statement relates to the Shares held for the account of Baker Fund.

                  Baker  Fund  is  a  Delaware  limited   partnership  with  its
principal address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Fund is investment in securities.

                  Baker Partners is a Delaware limited liability company with its principal address at 540 Madison Avenue, New York, NY 10022. Baker Partners is the sole general partner of Baker Fund and, as such, is vested with investment discretion over the Shares held for the account of Baker Fund. The principal business of Baker Partners is to provide management and advisory services to, and to invest in, Baker Fund. By reason of its investment discretion over the Shares held for the account of Baker Fund, Baker Partners may be deemed the beneficial owner of the Shares held for the account of Baker Fund. Current information concerning the managers of Baker Partners is set forth in Annex A hereto.

                  Mr. Scott is a citizen of the United States. The principal occupation of Mr. Scott is serving as a manager of Baker Partners, which is carried out at Baker Partners' principal address. As a manager of Baker Partners, Mr. Scott has the ability to direct the investment decisions of Baker Partners. As a result, Mr. Scott may be deemed the beneficial owner of the Shares held for the account of Baker Fund.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or

                                                              Page 7 of 19 Pages

state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Baker Fund expended approximately $15,399,935 of its working capital to purchase the securities reported herein as being acquired in the last 60 days.

                  The securities held for the account of Baker Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  All of the securities reported herein as having been acquired from the account of Baker Fund were acquired for investment purposes. Except as set forth below, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  As a Director of the Issuer, Mr. Scott may have influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                           (a)      (i)     Each of Baker Fund,  Baker Partners
and Mr.  Scott may be deemed the  beneficial  owner of the  7,818,471
Shares held by Baker Fund (approximately 8.38% of the total number of Shares which would be outstanding assuming the conversion of all of the securities held by Baker Fund).

                           (b)      (i)     Baker Fund may be deemed to have the
sole power to direct the voting and disposition of the 7,818,471 Shares held by Baker Fund (assuming the conversion of all of the securities held by Baker
Fund).

                                    (ii)   Each of Baker Partners, and Mr. Scott
may be deemed to have the shared power to direct the voting and disposition of the 7,818,471 Shares held by Baker Fund (assuming the conversion of all of the securities held by Baker Fund).

                           (c)              Except for the  transactions  listed
on Annex B hereto, there have been no transactions effected with respect to the Shares since September 9, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                           (d)              The  partners of Baker Fund have the
right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Fund in accordance with their partnership interests in Baker Fund.

                                                              Page 8 of 19 Pages


                           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On April 16, 1999, Baker Fund entered into a Registration Rights Agreement (as amended and restated on September 20, 1999, the "Registration Rights Agreement") with the Issuer and other stockholders of the Issuer pursuant to which the Issuer granted Baker Fund certain registration rights with respect to certain of the Issuer's securities.

                  Pursuant to Section 2 and Section 4 of the Registration Rights Agreement, Baker Fund was granted certain rights relating to its ability to demand that the Issuer register under the Securities Act of 1933 unregistered securities of the Issuer held by Baker Fund.

                  Pursuant to Section 3 and Section 4 of the Registration Rights Agreement, Baker Fund was granted certain piggy-back registration rights, which, if exercised, entitle Baker Fund to participate in registered offerings by the Issuer.

                  Pursuant to Section 11 of the Registration Rights Agreement, Baker Fund may be required to enter into a lock-up agreement under certain circumstances.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference as Exhibit B to this Statement.

                  On May 7, 1999 Baker Fund acquired a Common Stock Purchase Warrant (the "Purchase Warrant") from the Issuer in connection with the acquisition of a 15% senior subordinated note in principal amount of $7,000,000.

                  Pursuant to Section 6 of the Purchase Warrant, Baker Fund was granted certain rights relating to its ability to demand that the Issuer register under the Securities Act of 1933 unregistered securities of the Issuer held by Baker Fund.

                  The foregoing description of the Purchase Warrant does not purport to be complete and is qualified in its entirety by reference to the Purchase Warrant, which is incorporated herein by reference as Exhibit C to this Statement.

                  On October 28, 1999, each of Baker Fund and Mr. Scott entered into a form of lock-up agreement (the "Form of Lock-Up Agreement") with Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette, Salomon Smith Barney and Thomas Weisel Partners LLC pursuant to which each of Baker Fund and Mr. Scott is prohibited from selling certain securities of the Issuer for a period of time.

                  The foregoing description of the Form of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is incorporated herein by reference as Exhibit D to this Statement.

                  From time to time, each of the Reporting Persons may lend securities, including the Shares, to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the

                                                              Page 9 of 19 Pages

purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.  Material to be Filed as Exhibits.

                  A. Joint Filing Agreement dated November 8, 1999 by and among Baker Fund, Baker Partners and Mr. Scott.

                  B. Registration Rights Agreement dated April 16, 1999, as amended and restated on September 20, 1999, by and among Baker Fund, the Issuer and other stockholders of the Issuer (filed as Exhibit 4.2 to Amendment No. 1 of the Issuer's Form S-1 (Commission File Number 333-85679) and incorporated herein by reference).

                  C. Common Stock Purchase Warrant dated May 7, 1999 between Baker Fund and the Issuer (filed as Exhibit 10.20 to Amendment No. 1 of the Issuer's Form S-1 (Commission File Number 333-85679) and incorporated herein by reference).

                  D. Form of Lock-Up Agreement dated October 28, 1999 between Baker Fund and Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette, Salomon Smith Barney and Thomas Weisel Partners LLC, and between Mr. Scott and Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette, Salomon Smith Barney and Thomas Weisel Partners LLC.

                                                             Page 10 of 19 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 8, 1999

                                BAKER COMMUNICATIONS FUND, L.P.

                                By:      Baker Capital Partners, LLC
                                         Its General Partner


                                         By:      /S/ JOHN C. BAKER
                                                  ------------------------------
                                                  John C. Baker
                                                  Chairman


                                BAKER CAPITAL PARTNERS, LLC


                                By:      /S/ JOHN C. BAKER
                                         ---------------------------------------
                                         John C. Baker
                                         Chairman

                                                             Page 11 of 19 Pages



                                 EDWARD W. SCOTT



                                 /S/ EDWARD W. SCOTT
                                 -----------------------------------------------

                                                             Page 12 of 19 Pages


                                     ANNEX A


                  The following is a list of all of the persons (other than Mr. Scott) who serve as managers of Baker Partners.

John C. Baker
Lawrence Bettino
Ashley Leeds
Henry Baker


         Each of the above-listed persons is a United States citizen whose principal occupation is serving as a manager of Baker Partners, and each has a business address c/o Baker Capital Partners, LLC, 540 Madison Avenue, New York, NY 10022

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons holds any Shares directly.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 13 of 19 Pages


                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            AKAMAI TECHNOLOGIES, INC.


                             Date of        Nature of         Number of
For the Account of          Transaction    Transaction         Shares      Price

BAKER FUND                  10/25/99        PURCHASE          145,195        /1/
                            10/29/99        PURCHASE          400,000  $26.00/2/











----------------

/1/ On the date of the Issuer's initial public offering, 145,195 shares of Series C Convertible Preferred Stock held by Baker Fund automatically converted into 908,339 Shares.
/2/      Acquired in Issuer's initial public offering.

                                                             Page 14 of 19 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


A.       Joint  Filing  Agreement  dated  November 8, 1999 by and
         among Baker  Communications  Fund,  L.P.,  Baker Capital
         Partners, LLC and Mr. Edward W. Scott                                15

B. Registration Rights Agreement dated April 16, 1999, as amended and restated on September 20, 1999, by and among Baker Communications Fund, L.P., Akamai Technologies, Inc. and other stockholders of Akamai Technologies, Inc. (filed as Exhibit 4.2 to Amendment No. 1 to Akamai Technologies, Inc.'s Form S-1 (Commission File Number 333-85679) and incorporated herein by reference)

C. Common Stock Purchase Warrant dated May 7, 1999 between Baker Fund Communications Fund, L.P. and Akamai Technologies, Inc. (filed as Exhibit 10.20 to Amendment No. 1 to Akamai Technologies, Inc.'s Form S-1 (Commission File Number 333-85679) and incorporated herein by reference)

D.       Form of Lock-Up Agreement dated October 28, 1999 between
         Baker  Communications  Fund, L.P.,  Morgan Stanley & Co.
         Incorporated,  Donaldson,  Lufkin  &  Jenrette,  Salomon
         Smith  Barney,  and  Thomas  Weisel  Partners  LLC,  and
         between  Mr.  Edward W. Scott and  Morgan  Stanley & Co.
         Incorporated,  Donaldson,  Lufkin  &  Jenrette,  Salomon
         Smith    Barney,     and    Thomas    Weisel    Partners
         LLC.....................................................             17